UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

THE STARS GROUP INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

85570W100
(CUSIP Number)

Tang Hao Discovery Key Investments Limited 18/F Three Exchange Square Connaught Place, Central Hong Kong Telephone: +852-3719-9350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 12, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85570W100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Uptrend Trade Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of common stock.
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
0 shares of common stock.
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Notes:

(1) Based on 146,496,265 common shares issued and outstanding as of May 10, 2017, as reported by the Issuer in its Management's Discussion and Analysis for the three months ended March 31, 2017, as furnished to the SEC on May 12, 2017 as Exhibit 99.3 to its Form 6-K. The Issuer had 287,844,000 common shares issued and outstanding as of November 5, 2019, as reported by the Issuer in its Management's Discussion and Analysis for the three months and nine months ended September 30, 2019, as furnished to the SEC on November 7, 2019 as Exhibit 99.3 to its Form 6-K.

SCHEDULE 13D

CUSIP No. 85570W100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Discovery Key Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of common stock.
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
0 shares of common stock.
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Notes:

(1) Based on 146,496,265 common shares issued and outstanding as of May 10, 2017, as reported by the Issuer in its Management's Discussion and Analysis for the three months ended March 31, 2017, as furnished to the SEC on May 12, 2017 as Exhibit 99.3 to its Form 6-K. The Issuer had 287,844,000 common shares issued and outstanding as of November 5, 2019, as reported by the Issuer in its Management's Discussion and Analysis for the three months and nine months ended September 30, 2019, as furnished to the SEC on November 7, 2019 as Exhibit 99.3 to its Form 6-K.

SCHEDULE 13D

CUSIP No. 85570W100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tang Hao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
119,700 shares of common stock.
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
119,700 shares of common stock.
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,700 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Notes:

(1) Based on 146,496,265 common shares issued and outstanding as of May 10, 2017, as reported by the Issuer in its Management's Discussion and Analysis for the three months ended March 31, 2017, as furnished to the SEC on May 12, 2017 as Exhibit 99.3 to its Form 6-K. The Issuer had 287,844,000 common shares issued and outstanding as of November 5, 2019, as reported by the Issuer in its Management's Discussion and Analysis for the three months and nine months ended September 30, 2019, as furnished to the SEC on November 7, 2019 as Exhibit 99.3 to its Form 6-K.

Item 1. Security and Issuer

This statement constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D relating to the common stock, without par value of The Stars Group Inc., a corporation organized under the laws of the Ontario (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 10, 2017 (the "Initial Schedule 13D"), as amended by: Amendment No. 1 filed with SEC on June 8, 2017; Amendment No. 2 filed with the SEC on July 6, 2017; Amendment No. 3 filed with the SEC on July 14, 2017; Amendment No. 4 filed with the SEC on July 21, 2017; and Amendment No. 5 filed with the SEC on July 27, 2017.

The Issuer maintains its principal executive office at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario, Canada M5J 2J3.

Item 2. Identity and Background

Name:

This Amendment No. 6 is filed jointly by Uptrend Trade Limited ("Uptrend"), a British Virgin Islands company, Discovery Key Investments Limited ("Discovery Key Investments"), a British Virgin Islands company, and Tang Hao ("Mr. Tang"), a citizen of the People's Republic of China (each, a "Reporting Person" and collectively, the "Reporting Persons"), with respect to the common shares, no par value ("Common Shares"), of the Issuer.  This filing is being made by the Reporting Persons pursuant to their Joint Filing Agreement dated as of July 6, 2017, filed with the Schedule 13D as Exhibit 1 and incorporated herein by reference.

This Amendment No. 6 amends and supplements: the statement on Schedule 13D filed on behalf of Discovery Key Investments and Mr. Tang with the SEC on April 10, 2017; Amendment No. 1 to Schedule 13D filed on behalf of Discovery Key Investments and Mr. Tang on June 8, 2017; Amendment No. 2 to Schedule 13D filed on behalf of the Reporting Persons on June 8, 2017; Amendment No. 3 on behalf of the Reporting Persons on July 14, 2017; Amendment No. 4 on behalf of the Reporting Persons on July 21, 2017; Amendment No. 5 on behalf of the Reporting Persons on July 27, 2017. The statement on Schedule 13D filed with the SEC on April 10, 2017, as so amended and supplemented to date, is hereinafter referred to as the "Original Schedule 13D".

Except as provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Original Schedule 13D.

Residence or Business Address:

18/F Three Exchange Square
Connaught Place, Central
Hong Kong

Present Principal Business or Occupation:

The Reporting Persons' business activities may include the acquisition of equity, debt or other securities of publicly traded or private companies or other entities, financing in exchange for predetermined royalties or distributions, and the acquisition of all or part of one or more businesses, portfolios or other assets.

Place of Organization or Citizenship:

Uptrend Trade Limited is a corporation organized under the laws of the British Virgin Islands.

Discovery Key Investments Limited is a corporation organized under the laws of the British Virgin Islands.

Tang Hao is a citizen of People's Republic of China.

Criminal Proceedings:

During the last five years, the Reporting Persons have not been convicted in any criminal proceeding.

Civil Proceedings:

During the last five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On July 27, 2017, Discovery Key Investments purchased 279,800 Common Shares of the Issuer in the open market at an average price of CAD$22.52 per share for an aggregate purchase price of CAD$6,301,348, all of which was funded through working capital of Discovery Key Investments.

On July 28, 2017, Discovery Key Investments purchased 142,800 Common Shares of the Issuer in the open market at an average price of CAD$22.49 per share for an aggregate purchase price of CAD$3,211,472, all of which was funded through working capital of Discovery Key Investments.

On September 14, 2017, Discovery Key Investments purchased 119,700 Common Shares of the Issuer in the open market at an average price of CAD$21.27 per share for an aggregate purchase price of CAD$2,545,468, all of which was funded through working capital of Discovery Key Investments.

The Reporting Persons pledged an aggregate of 19,135,500 Common Shares of the Issuer (representing approximately 13.06% of the Issuer's issued and outstanding Common Shares as at May 10, 2017) to Equities First Holdings, LLC, a Delaware limited liability company ("Equities First") pursuant to a Master Loan Agreement and Master Pledge Agreement (together, the "Equities First Loan Documents"), dated May 12, 2017 (in relation to both the Master Loan Agreement and Master Pledge Agreement between Discovery Key Investments and Equities First) and June 12, 2017 (in relation to both the Master Loan Agreement and Master Pledge Agreement between Uptrend and Equities First). From May 12, 2017 to June 12, 2017, an aggregate of 7,200,000 Common Shares were pledged by Discovery Key Investments, and from June 20, 2017 to July 25, 2017, an aggregate of 11,935,500 Common Shares were pledged by Uptrend. The Reporting Persons recently learned that Equities First considered that ownership of, and title to, the pledged shares were transferred to Equities First upon their pledge, and that the pledged shares would only be transferred back to the Reporting Persons when and if the loan has been fully repaid. The Reporting Persons have now determined in good faith, with the benefit of legal advice, that there was in fact a transfer of the title and ownership of the pledged shares to Equities First upon their pledge to Equities First. The 1,800,000 Common Shares pledged by the Reporting Persons on May 12, 2017 represented approximately 1.23% of the 146,496,265 Common Shares reported by the Issuer as issued and outstanding as of May 10, 2017 in its Management's Discussion and Analysis for the three months ended March 31, 2017.

On August 10, 2017, the Reporting Persons pledged an aggregate of 7,200,000 Common Shares of the Issuer (representing approximately 4.91% of the Issuer's issued and outstanding as at May 10, 2017) to Fullerton Capital Limited ("Fullerton") pursuant to a Stock Secured Financing Agreement and a Control Agreement dated August 10, 2017 (the "Fullerton Loan Documents"). On or about July 12, 2019, the Reporting Persons learned that Fullerton had wrongfully sold the pledged shares to what appears to be one or more arms length third party purchasers during the period August 31, 2017 to September 6, 2017. Pursuant to the Fullerton Loan Documents, voting investment power of the pledged shares would not pass to the pledgee until such time as there has been a default thereunder. Although the Reporting Persons and Fullerton dispute whether such a default has occurred, the Reporting Persons acknowledge that, due to Fullerton's disposal of the pledged shares, the pledged shares are no longer owned or controlled by the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Discovery Key Investments' purchases of 542,300 Common Shares of the Issuer on July 27, 2017, July 28, 2017 and September 14, 2017 were for investment purposes.

As disclosed in more detail under Item 3 above, the following transactions have resulted in a reduction in the number of Common Shares beneficially owned by the Reporting Persons:

  Between May 12, 2017 and July 25, 2017, pursuant to the Equities First Loan Documents, the Reporting Persons pledged an aggregate of 19,135,500 Common Shares of the Issuer to Equities First as a security of a loan.  The Reporting Persons recently learned that Equities First considered that ownership of, and title to, the pledged shares were transferred to Equities First at the time the Equities First Loan Documents were executed.  The Reporting Persons, having had the benefit of legal advice, now accept Equities First's position.
  Pursuant to the Fullerton Loan Documents, the Reporting Persons pledged an aggregate of 7,200,000 Common Shares of the Issuer to Fullerton as collateral for a loan. The pledged shares were subsequently sold by Fullerton in or about September 2017 to what appears to be one or more arm's length third parties, and are no longer owned or controlled by the Reporting Persons. The Reporting Persons believe that such sale was made by Fullerton in contravention of the Fullerton Loan Documents.

Except as otherwise disclosed herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and replaced by the following:

(a) - (b):

Name and Title of Beneficial Owner	Number of Outstanding Common Shares Beneficially Owned	Percentage of Outstanding Common Shares (4)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Uptrend Trade Limited	0	0%
Discovery Key Investments Limited	0	0%
Tang Hao	119,700	0.08%	119,700		119,700

(4) Based on 146,496,265 common shares issued and outstanding as of May 10, 2017, as reported by the Issuer in its Management's Discussion and Analysis for the three months ended March 31, 2017, as furnished to the SEC on May 12, 2017 as Exhibit 99.3 to its Form 6-K. The Issuer had 287,844,000 common shares issued and outstanding as of November 5, 2019, as reported by the Issuer in its Management's Discussion and Analysis for the three months and nine months ended September 30, 2019, as furnished to the SEC on November 7, 2019 as Exhibit 99.3 to its Form 6-K.

(c) Information concerning transactions in securities of the Issuer since July 13, 2017, the filing date of the Original Schedule 13D:

Date of Transaction	Number of Securities Purchased	Price Per Security (5) (CAD$)	Aggregate Purchase Price (CAD$)
July 27, 2017	279,800	22.52	6,301,348
July 28, 2017	142,800	22.49	3,211,472
September 14, 2017	119,700	21.27	2,545,468

(5) Average price for all purchases on the respective purchase date.

Date of Transaction	Number of Securities Disposed	Price Per Security (6) (CAD$)
May 12, 2017	1,800,000	26.51
May 29, 2017	1,800,000	24.74
June 5, 2017	1,800,000	23.91
June 12, 2017	1,800,000	23.42
June 20, 2017	2,100,000	23.41

June 27, 2017	2,100,000	23.08
July 5, 2017	2,100,000	22.23
July 11, 2017	2,100,000	22.30
July 18, 2017	2,100,000	21.89
July 25, 2017	1,435,500	22.52
August 31, 2017	220,000	20.73
August 31, 2017	240,000	21.15
September 1, 2017	760,000	20.35
September 1, 2017	20,000	20.09
September 5, 2017	109,200	20.03
September 6, 2017	2,000,000	18.11
September 6, 2017	2,000,000	18.11
September 6, 2017	1,400,000	18.11
September 6, 2017	450,800	19.95
Total:	26,335,500

(6) Based on the closing price of the Issuer's Shares on the TSX on the applicable dates.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Equities First Loan Documents described under Item 3 above, the Reporting Persons pledged an aggregate of 19,135,500 Common Shares of the Issuer to Equities First as a security of a loan.

Pursuant to the terms of the Fullerton Loan Documents described under Item 3 above, the Reporting Persons pledged an aggregate of 7,200,000 Common Shares of the Issuer to Fullerton as collateral for a loan.

Discovery Key Investments entered into a Nominee Agreement with the Issuer in January 2018 which provides Discovery Key Investments with the right ("the Nominee Right") to appoint an observer on the board of directors of the Issuer (the "Board"), which will evolve into a right to appoint a director to the Board if certain conditions are met. The Nominee Right will terminate once the Discovery Key Investments' ownership drops below an agreed threshold of 10% of the Issuer's issued and outstanding.

Except as disclosed herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the Reporting Person have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2020

Uptrend Trade Limited

By: /s/ Tang Hao

   Name:  Tang Hao

   Title:    Director

Discovery Key Investments Limited

By: /s/ Tang Hao
      Name:  Tang Hao

  Title:    Director

Tang Hao

By: /s/ Tang Hao